www.linkedin.com/in/jacobshea
(LinkedIn)

Top Skills

Enterprise Architecture

Platform as a Service (PAAS)

Artificial Intelligence (AI)

Languages

Spanish

Certifications

Introduction to Corporate Finance

Fundamentals of Quantitative
Modeling

Financial Acumen for Non-Financial
Managers

Introduction to Spreadsheets and
Models

Finance & Quantitative Modeling for
Analysts Specialization

Honors-Awards

Vice Presidents Award

Publications

This Is What VCs Talk About 5
Minutes After Founders Finish
Pitching

Jacob Shea

Operator, Builder, Venture Capitalist, Mascot of Life. Builder of
SaaS, AI, ML companies & Collector of Good Humans. Focusing on
Behavioral Health and the intersection with AI.
San Francisco Bay Area

Summary

Jacob is a Venture Capitalist and Partner at Structure Capital with
a diverse background in technology, marketing, and business. With
a strong foundation in software engineering, Jacob has taken on
leadership roles in technology, investing, and marketing advisory
positions for various companies, from digital agencies to global
brands. As a Partner at Structure Capital, Jacob advises and
consults for brands and early growth-stage companies. With a
history of success in leadership positions, Jacob was previously
the EVP of Technology and General Manager for JHG Digital
Agency, where he led development teams, creatives, analytics, and
project managers in driving integrated marketing, eCommerce, and
technology development for brands. He co-founded the agency,
which was later acquired in 2010.

Prior to that, Jacob's experience at Dell Computers as a
programmer, program analyst, and technology and product advisor
equipped him with a strong foundation in technology and product
management. Jacob has held various positions at companies
such as FanVision, Qualcomm, NFL, and Pixar, showcasing his
versatility in technology, product management, and consulting.
Currently serving as a Board Member at Lettuce Grow, Canopy,
and Copia, and advising other impact-focused companies, Jacob
specializes in software architecture, engineering, databases, AI/
ML, strategic planning, product development, and venture funding.
With a keen eye for startup growth and scaling from zero to one,
Jacob has a track record of investing in Zero Waste, SaaS, AI/ML,
and Marketplaces, as well as supporting Good Humans. His ability
to strategize with portfolio company founders, advise on growth and
traction, and leverage his network to connect founders with the right
resources has been instrumental in helping companies thrive. If you
are looking for a seasoned professional with a wealth of experience
in technology, investing, and marketing, feel free to reach out.

Experience

Structure Capital
11 years 4 months

Partner / Technical Operating Partner
January 2016 - Present (10 years 4 months)

At Structure Capital, we help passionate teams build great companies by investing seed-stage capital, time, experience and relationships. We focus on companies that create a new market or new set of buyers by exploiting, capitalizing and profiting on under-utilized assets. Assets might include cars, houses, planes, airports, time, skills, knowledge, storage, transport, office space, hotel rooms, event space, personal property, and much, much more.

We strategize with our portfolio companies founders, advise on growth, gaining traction, dealing with scale and deploying technology within. Using our extended network, we help connect our founders with the right people, best platform for the job, and those other funds or companies that can help these startups continue their growth.

We Operate!

http://structure.vc
http://structure.vc/brand-camp
https://www.kearney.com/get-to-know-us/start-up-consulting-hub/venture-boost-camps

Two Seed funds Raised, and One Growth fund.

Entrepreneur In Residence
January 2015 - December 2015 (1 year)
San Francisco Bay Area

Anonymous Health
Executive Enterprise Solutions Advisor
January 2026 - Present (4 months)
San Francisco, California, United States

Anonymous Health is the world's most powerful AI Suite for Behavioral Health providers and clinics. I'm advising the company on Enterprise Development,

Channel Partnerships, and AI strategy. Also representing Anonymous Health in person at events, conferences and evangelism.

Our "first in world" capabilities deliver proven impact across all the metrics that support the sustainability and success of our partners and their patients: lead-to-admission conversion rates; commit-to-admit rates; length-of-service; step-down conversion rate; and alumni engagement.

Our integrations to leading CRMs and EMRs allow behavioral health organizations to rapidly launch with Anonymous Health without changing their core systems.

PEF Community
Member
January 2026 - Present (4 months)

A global community of post-exit founders supporting each other on life's endless journey to find purpose, fulfillment, and meaning. Sharing ideas, networks, investments and sharing our founder stories of the journey.

Hey OBI
Artificial Intelligence Engineer & Platform Strategy
January 2024 - Present (2 years 4 months)
San Francisco Bay Area

OBI is an intelligent property management platform and enterprise mobile app that helps homeowners and property managers organize, maintain, and optimize their properties through AI-powered automation. The platform centralizes documentation, maintenance workflows, service providers, and operational insights, turning reactive home care into proactive, data-driven management.

Architected OBI's AI systems from the ground up, defining the AI strategy, building multi-model infrastructure, and shipping production features that reduce user workload and increase automation. I designed our orchestration layer routing tasks across OpenAI GPT-4/5, Anthropic Claude, and Groq's Llama models, optimizing for latency, accuracy, and cost.

Built OBI's context-aware intelligence framework that merges property data, user preferences, weather, and maintenance history, enabling "Ask OBI" to deliver personalized, actionable guidance. Examples include anticipating gutter cleanings before storms or tailoring HVAC support to installed systems.

Key work includes AI-powered item recognition using Groq Vision to auto-catalog home items from photos; a LlamaIndex-based RAG system allowing conversational search across manuals, warranties, and inspection reports; and maintenance-automation agents that proactively surface next actions for HVAC, pools, and appliances.

Implemented governance across model evaluation, fallback logic, routing strategy, and real-time streaming, improving perceived performance by ~60%.

Currently expanding into multi-property portfolio optimization and Home Assistant integrations to unify smart-home context with real-world property operations. My work significantly improved automation and user experience, making property management more efficient and data-driven.

Platform has consumer and B2B offering.

Kina
Angel Investor
January 2025 - Present (1 year 4 months)
Los Angeles, California, United States

Raising a child can cost over $500,000, yet most of that spending goes unrewarded. Kina offers parents payment flexibility on tuition and turns everyday parenting costs into meaningful rewards. B2B Fintech company helping parents and schools, offering a suite of services that financially benefits parents, schools, and teachers.

Lettuce Grow
Board Member
October 2021 - Present (4 years 7 months)
Los Angeles, California, United States

Lettuce Grow is on a mission to reconnect people with our food and planet by making healthy, sustainable, farm-fresh produce easy to grow at home, the market leader in the vertilca. I was raised on a farm in Texas, this company and its mission is very close to my heart. Also a seed investor.

CANOPY
Board Observer
January 2019 - Present (7 years 4 months)
San Francisco Bay Area

CANOPY is an exceptional network of shared workspaces for both accomplished professionals and aspirational entrepreneurs alike – a sophisticated and diverse community of thinkers, creators, builders, and innovators.

A curated incubating space that re-envisions where the modern professional works."—Forbes

Northbeam
Seed Investor
2021 - Present (5 years)
Los Angeles Metropolitan Area

Through the use of first-party data collection and machine learning, Northbeam delivers actionable insights to DTC and ecommerce brands that result in a clear picture of your customers' buying behavior.

Sunfish
Seed Investor
May 2022 - Present (4 years)

Sunfish works with IVF clinics throughout the country to ensure a seamless lending experience, providing support for IVF, Egg Freezing, Embryo Creation, Egg Donors, and Surrogacy. Sunfish can support your entire journey, including medication, and up to 5 years of embryo storage.

https://joinsunfish.com/

BitGreen
Seed Investor
2021 - Present (5 years)

BitGreen is a purpose-built blockchain for bringing uninhibited capital to impact investing markets.

Top Tier Impact
Member
2021 - January 2024 (3 years)

Top Tier Impact (TTI) is the members-only ecosystem of investors, entrepreneurs and professionals who are focused on solving the critical issues of our time.

HIFI Labs

Technology Advisor
March 2020 - September 2023 (3 years 7 months)
San Francisco Bay Area

HiFI Labs is redefining the way that artists are identified and developed - putting the artist first. We develop and empower great artists and their ideas to help them shape the future of music.

The Village
Strategic Technology Advisor
January 2017 - July 2022 (5 years 7 months)

Mission:A family of companies whose people are obsessed with a belief that by acting together they can and will achieve more.

Vision: To attract and win opportunities so significant that they materially impact the lives of our people, our community and our charitable efforts while living our Christian-based values. These opportunities are so powerful that we couldn't even dream of achieving them acting separately.

GamerGreen
Co-Founder & Chief Technology Officer
January 2014 - December 2017 (4 years)
San Francisco Bay Area

GamerGreen is a B2B to B2C loyalty platform that is integrated with traditional amusement vending including: bulk, plush, merchandiser products, redemption games and more. Our goal is to reduce waste in brick and mortar, and give players more benefits for casual gaming while rewarding them with online prizes.

Consumers earn G-Tickets by collecting codes found on the products and through redemption games. They save up their G-Tickets and redeem for real-world prizes that are then shipped directly to them while helping Operators and Locations Solve Business Objectives.

GamerGreen enables brick and motor brands a platform to create campaigns to drive customers back to their locations, while providing analytics and demographic data, while rewarding their customers. GamerGreen provided B2B reporting portals for Brands and Operators to understand their performance of locations and campaigns. B2B features included SaaS licensing and API access to data.

GamerGreen was acquired by The Village Companies, which runs successful businesses that give back to the communities, second largest vending arcade company in the US. Then GamerGreen was later Sega Amusements in 2022 which I advised till 2025.

******

The Village Companies encompasses and owns a diverse group of various companies in three complementary competencies; manufacturing, innovation and community service. They are 515 employees strong centered around common Core Values. Combining each of these market focuses allows us to have a very unique perspective and group of resources to develop innovative solutions, products and experiences that few others can even dream of offering.

https://thevillage.bz/

Copia (formerly Feeding Forward) YC W'16
Chief Technology Officer
January 2016 - March 2017 (1 year 3 months)

As a Structure Capital investment, I proudly parachuted in to support Copia, a Y-Combinator 2016 company, streamlines critical connections between those with excess food (e.g. restaurants, markets, banquets, sporting events, conferences) and those in need (e.g. food banks, homeless shelters, human service organizations). We enable rapid redistribution of excess food and challenge the structural causes of food waste and hunger.

When your business has excess food, you will be able to use our website or mobile app to request a pickup of your excess food. Our algorithm will connect the amount and type of food to nearby non-profits in need. Our driver then recovers and distributes the food. Your business will then receive photos and testimonials from the people fed allowing you to see the impact you made through Copia!

Serve as Chief Technology Officer to build systems for operations and logistics
* Development of mobile apps for on-demand services by consumers
* Integration of Delivery Management System for driver management
* Management of technology systems and team
* Bring in network of advisors and partners

https://gocopia.com

Feed your community and end hunger instantly!

Monthly Ventures
Entrepreneur in Residence & Senior Associate
August 2014 - January 2015 (6 months)
San Francisco, CA

MonthlyVentures is a Silicon Valley Seed Fund investing in Technology & Digital startups in the US and International.

We are looking for innovative software startups in the space of:
* Big data, analytics and business intelligence
* User engagement, targeting and monetization
* Developer tools
* Mobile
* eCommerce

We are looking for capable teams that are able to transform data into intelligence, and wisdom to solve real life problems in Mobile, Web, Big Screen, or Smart Cars to empower the future.

AMS - Asset Management System
Founder / Chief Technology Officer
July 2010 - January 2014 (3 years 7 months)
San Francisco Bay Area

Managed technology teams to build a white-label Asset Management System for corporate clients such as Qualcomm, MobiTV, FloTV, MediaFLo etc. SaaS application built using ASP.NET framework and open-source frameworks.

FanVision Network
Chief Digital Advisor / Chief Information Officer
July 2010 - October 2013 (3 years 4 months)
Greater New York City Area

Advise FanVision (RSE Ventures) on all Digital architecture, development and strategic growth. I oversaw development teams, eCommerce and Digital marketing tactics built by our internal teams and agency partners. We developed a secure transaction environment for online sales, fulfillment and B2B communication. Helped to bridge the gap between IT and the business through solutions benefiting both the consumer and our business partners. Formulated strategic goals for growth and costumer acquisition. Launched Digital campaigns to drive acquisition of new consumers, including development of automated marketing campaigns and targeting at events.

Over the years we supported and deployed eCommerce, marketing solutions and technical operations to work with NASCAR, F1, INDY 500, NFL teams and PGA events, including Multi-screen marketing and Multichannel marketing. Anticipating trends in the sport market place with regards to our Media technology for current and new partners.

JHG (Purchased by Goble & Associates in 2010)
Managing Director, EVP of Interactive and Technology
January 2006 - July 2010 (4 years 7 months)

Equity owner, Managing Director, EVP of Interactive and Technology for Agency. Managed all client teams, including Creative, Development, Analytics, etc.

Pushed innovation, business strategy, creative and all client support functions to deliver digital marketing solutions for brands including Comcast, Disney, Yahoo Sports, Qualcomm, JVC, and FLO TV. Key relationship holder for major client accounts and responsible for account sustainability and growth.

Manage customer contact points and translate project requirements to internal support teams and production managers to establish thorough project plans and timelines. Accountable for all client interactive projects, budgets and execution. Provide clients with actionable ideas and insights in digital channels for launching new products, growing existing brands, and withstanding competitive launches/attacks.

Provide strategic support to internal groups and clients with digital strategy, creative campaigns and development tactics. Maintain pulsating industry knowledge in digital/interactive technology and marketing through strong industry networks and business partnerships. Leverage communication skills with clients; able to clearly interpret relevant technology and creative ideas into an integrated solutions for client buy-in.

Dell
9 years 1 month
Consultant / Product Manager / Digital Strategist / Software Architect

January 2000 - January 2006 (6 years 1 month)

Provided technology advisory and software architecture support for Dell Computers for 6 years as a solution provider for web application design/ development, ecommerce, reporting and data mart development. Design and develop applications for direct impact on Dell's brand and ROI. Evaluated tools and applications for Dell's needs and growth to meet both consumer-facing and internal needs, based on in-depth knowledge of clients' high level strategic goals and industry

Managed team of developers internally and externally to implement medium to large scale online applications. Developed custom applications and websites using ASP.NET, Open Source, frameworks and cobol mainframe systems.

We developed robust databases, cubes and datamarts for worldwide reporting systems used daily for Executive level business decision making, including Michael Dell.

Key Points
- Left Dell has an employee to become an Advisor to the rest of the company, and bring outside talent to execute.
- Worked with internal groups like Dell IT, Logistics, Tech Support, Dell Home Sales, Product Group, Product Group IT, Product Group Finance and Dell Home Sales

Program Analyst III & Developer
January 1997 - January 2000 (3 years 1 month)
Austin, Texas Area

Hired at 19 as a Full time Software Developer, while attending college, I supported internal customer support teams building tools, databases, and automating processes to better support our Enterprise/Large Business customers. Over the years my role was expanded to work with Dell.com, Support.Dell.com and Dell IT organizations. At that time we Dell.com was was the largest transactional ecommerce website in the world. Worked with third party companies to pilot software solutions to leverage the best and latest technologies to integrate into our production sites. Renovated programs and processes by developing client/server tools, reporting data marts and web applications to automate/revamp old processes to meet the needs of customer growth at the company.

Key Points

* Developed SQL databases and OLAP Cubes for executive reporting

* Used Agile and MSF methodologies to manage and build projects

* Administrator of web and database servers

* Received the Vice President's Award (2 awarded a year within company)

Best Buy
Computer Technician
January 1995 - 1996 (1 year)
El Paso, Texas Area

_____